

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

Via U.S. Mail

John E. Baker
Chief Executive Officer
VR Holdings, Inc.
1615 Chester Road
Chester, MD 21619

> **Re:** **VR Holdings, Inc.**
> **Amendment No. 6 to Form S-1**
> **Filed December 16, 2010**
> **File No. 333-166884**

Dear Mr. Baker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. To facilitate and expedite our review of your next amendment and response letter, it would be helpful if your response letter identified all the changes in your revised filing made in response to our comments.

2. We note your response to comment one from our letter dated November 22, 2010. You have fixed the offering price at $0.10 per share on the cover page of the registration statement. However, you have not revised the other relevant sections of your filing. For instance, the cover page of the prospectus still says the selling stockholders may sell at a price of $0.10 per share until such time as our shares are quoted for sale on the Pink Sheets or the OTC Bulletin Board. You must fix the price at $0.10 for the entire duration of the offering.

Also, you must disclose that each selling stockholder <u>is</u> an underwriter. The cover page of the prospectus still says John E. Baker, the selling stockholders, and intermediaries through whom the shares of the selling stockholders may be sold may be deemed underwriters. Revise all of the relevant sections of your filing, such as the Plan of Distribution, accordingly.

3. We note your response to comment two from our letter dated November 22, 2010. It appears that you have not made the requested changes. For instance, the Plan of Distribution to the Claimants section on pages 69 and 70 does not disclose that each claimant <u>is</u> an underwriter. Revise accordingly.

4. We note your response to comment three from our letter dated November 22, 2010. You have not included the requested language. We reissue this comment. Revise to disclose that each <u>purchaser</u> of the shares in the offering will either have to resell their shares pursuant to a registration statement, section 4(1) of the Securities Act if available for non-affiliates, or meeting the conditions of Rule 144(i). Your prospectus cover page only states that <u>selling stockholders</u> may sell all or a portion of their shares pursuant to registration, section 4(1) of the Securities Act, or meeting the conditions of Rule 144(i).

5. We note your response to comment four from our letter dated November 22, 2010. Comment two in our letter dated November 4, 2010 noted the discussion of the background to The Cancer Foundation, Inc. v. Cerberus Capital Management, LP litigation stated that you cannot predict the outcome of the plaintiffs' appeal to the Illinois Court of Appeals or the ultimate resolution of the case. We therefore asked you to revise throughout your filing to discuss whether you have any other legal recourse if you lose this appeal. Your response states the revision is on page 40 of amendment no. 5 but it is not there. Also, page 43 of amendment no. 6 continues to state it is not possible to predict the outcome of the plaintiffs' appeal to the Illinois Court of Appeals, nor is it possible to predict the ultimate resolution of the case. Please make the requested change.

    Further, from page 15, we note you filed your brief on November 5, 2010 and the defendants were to respond 35 days later. Please revise to update for the defendant's response and the current status of the proceedings.

6. We note your response to comment five from our letter dated November 22, 2010. We reissue this comment because you have not made the requested changes. Our analysis is based on the bottom of page 25 still stating "even though VR Holdings desired to make the proposed $80,000,000 gift to The Cancer Foundation, the foundation had no legal claim to the money and we were not contractually obligated to make the gift. In addition, The Cancer Foundation determined that it was in the best interests of the foundation to exchange it[s] claim against the lender group for shares of VR Holdings and is therefore part of the VR Holdings law suit, and to pay legal bills and audit expenses of VR Holdings." Therefore, revise this disclosure and other places to be consistent with your response that The Cancer Foundation has no claim and is not part of the Illinois litigation.

<u>Selling Stockholders, page 60</u>

7.   We note your response to comment six from our letter dated November 22, 2010. You state that the requested changes have been made. However, we requested, but have not received, your supplemental written confirmation that each donee (i) has received shares in your company and requested registration, and (ii) is aware that you are registering its shares and it is being named as a selling shareholder in the registration statement. Please comply.

        You may contact Joe Kempf, Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Kathleen Krebs, Special Counsel, at 202-551-3350; or me at 202-551-3810 with any other questions.

                                Sincerely,

                                /s/ Larry Spirgel

                                Larry Spirgel
                                Assistant Director

cc: <u>Via facsimile to 713-456-2509</u>
        Norman T. Reynolds, Esq.
        Norman T. Reynolds Law Firm